Exhibit 99.1

LLL Announces Performance-Based Employment Agreement with
CEO Sun “Ice” Lei

Haikou, CHINA, July 13, 2022— JX Luxventure Limited (Nasdaq: LLL) (the “Company”), a company delivering comprehensive products solutions to global high-net-worth families with business segments covering menswear, cross-border merchandise and tourism, announced today that on July 12, 2022, the Company has entered into an Employment Agreement with Sun Lei, our Chief Executive Officer with a term of one (1) year.

Under this Employment Agreement, Sun Lei shall receive cash compensation of US$1.00 and stock-based compensation correlated with the Company’s achievements in 2022 as follows:

Revenue to be Reported in Our 2022 Annual Report

-	25,000 shares of common stock if the Company reports revenue in a range of US$59,000,000 – US$99,999,999.

-	50,000 shares of common stock if the Company reports revenue of US$100,000,000 or more.

Profit (Loss) Margin from Operation to be Reported in Our 2022 Annual Report

-	50,000 shares of common stock if the Company reports a 5% -9% improvement from its operation in 2022 compared to 2021

-	75,000 shares of common stock if the Company reports a 10% - 19% improvement from its operation in 2022 compared to 2021

-	100,000 shares of common stock if the Company reports a 20% or more improvement from its operation compared to 2021.

Profit from Non-Menswear Business to be Reported in Our 2022 Annual Report

-	50,000 shares of common stock if the non-menswear business achieves profitability on an adjusted basis.

Ruifeng Mu, an independent director who is the Chair of the Audit Committee of the Board of Directors of the Company, said “Through her strong leadership and tireless dedication,  Ms. Sun has been instrumental in transforming  JX Luxventure into a high-performance company. We structured the performance-based employment agreement to align with our shareholder value and our goal of a second-year turnaround strategy, which is continuing robust revenue growth and improving our operation profit margin. Over the last one and half year, the Company has made good progress and Ms. Sun has led the Company to deliver on many of its expectations. The Board is confident in her ability to continue as a strategic visionary and leader to lead JX Luxventure to a successful future ahead. We look forward to building a great company with Ms. Sun for many years to come “

This press release shall not constitute an offer to sell, or the solicitation of an offer to buy, nor may there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About JX Luxventure Limited

Headquartered in Haikou, China, JX Luxventure Limited is a company delivering comprehensive products solutions to global global high net worth families serviced by our business customers with business segments covering menswear, cross-border merchandise and tourism. To learn more about the Company, please visit its corporate website at en.jxluxventure.com.

Safe Harbor Statement

This press release may contain certain “forward-looking statements” relating to the business of JX Luxventure Limited, and its subsidiary companies. All statements, other than statements of historical fact included herein, are “forward-looking statements” in nature within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

SOURCE JX Luxventure Limited